Imperial Capital, LLC

Statement of Financial Condition

December 31, 2020

Public Document

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2020

Public Document

Imperial Capital, LLC

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10100 Santa Monica Blvd., Suite 2400
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Genovese (310) 246-3608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO USA, LLP
(Name – *if individual, state last, first, middle name)*

515 S. Flower St., 47th Floor	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Martis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
None
_____

_____
Signature

_____
Chief Financial Officer
Title

See attached notary jurat certificate
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 31 day of March , 2021, by Mark Martis ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHAEL SCOTT MCCAIN
Notary Public - California
Los Angeles County
Commission # 2292557
My Comm. Expires Jun 11, 2023

(Seal)

Signature



BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Imperial Capital, LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the “Broker-Dealer”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer’s management. Our responsibility is to express an opinion on the Broker-Dealer’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer’s auditor since 1997.

Los Angeles, California

March 31, 2021

Statement of Financial Condition

Imperial Capital, LLC

Statement of Financial Condition

December 31,		2020
Assets		
Cash and cash equivalents	$	21,951,628
Investments, at fair value		1,925,190
Accounts receivable:		
Corporate finance fees		1,312,172
Bank debt commissions		1,154,554
Receivables from affiliates		135,926
Prepaid and other assets		1,874,710
Equipment, furniture, leasehold improvements and software, net		4,050,196
Operating lease right of use assets		16,663,483
Goodwill		7,816,063
Total assets	$	56,883,922
Liabilities and Member's Equity		
Liabilities		
Commissions and bonuses payable	$	9,398,398
Loan payable under the Paycheck Protection Program		3,790,800
Accounts payable and accrued liabilities		2,193,224
Payables to affiliates		391,248
Securities sold not yet purchased		24,430
Operating leases liabilities		19,685,016
Total liabilities		35,483,116
Commitments and Contingencies (Notes 7 and 8)		
Member's equity		21,400,806
Total liabilities and member's equity	$	56,883,922

See the accompanying notes to the financial statements.

Imperial Capital, LLC

Notes to Financial Statements

1.   General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (the Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC (the Parent).

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement and Possession or Control Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at banks and financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at banks and brokerage accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation and brokerage accounts with the Securities Investors Protection Corporation up to certain limits. At December 31, 2020, the Company had approximately $20.7 million in excess of insured limits.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company has investments that are restricted as to when the security can be sold and the investments have limited liquidation preferences. The Company values these investments using an implied discount rate for lack of marketability that ranges from 10.0% to 13.8%. The investments are publicly traded and the Company determines the discount rate based on the quoted market price compared to the initial underwriting price. These investments are shown as Level 3.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Liabilities - The carrying amounts of cash and cash equivalents, accounts receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments.

Exchange-Traded Equity Securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that

are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 3 of the fair value hierarchy.

Corporate Bonds - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified as Level 1. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

Warrants - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management's based on potential transaction expectations or option pricing models and are considered Level 3.

Prepaid and Other Assets

Prepaid and other assets consist primarily of prepaid market data services, rents and deposits on leased office space. Also included are receivables from customers and employees.

Equipment, furniture, leasehold improvements and software

Equipment, furniture, leasehold improvements and capitalized software are recorded at cost. Depreciation on equipment, furniture and capitalized software is provided using straight line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

During the year, the Company made a change to its accounting estimate from the accelerated method of calculating depreciation to the straight-line method. The change in estimate had no effect in the financial reports.

Recently Adopted Accounting Guidance

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13. ASU 2016-13 provides amendments to Accounting Standards Codification ("ASC") 326, "Financial Instruments - Credit Losses," which amend the guidance on the impairment of financial instruments and add an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. ASU 2016-13 also eliminates the concept of other-than-temporary impairment for available-for-sale debt securities and requires impairments on these securities to be recognized in earnings through an allowance when fair value is less than amortized cost and a credit loss exists or when the securities are expected to be sold before a recovery of amortized cost. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018.

The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective approach. As a result of adopting ASU 2016-13, the Company's allowance for credit losses on financial assets that are measured at amortized cost will reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amounts. Expected credit losses for newly recognized financial assets, and changes to expected credit losses during the period are recognized in earnings. Adoption of this ASU did not have a material impact on the Company's financial statements with no cumulative-effect adjustment necessary. The impact of the new guidance primarily relates to trade accounts receivable and corporate finance receivable.

Goodwill

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment as appropriate with changing events or circumstances, and at a minimum, on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition. No impairment charges were recorded during the year ended December 31, 2020.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected undiscounted future cash flows. No impairment charges were recorded during the year ended December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

COVID-19 and Liquidity

In March 2020, the World Health Organization declared a new strain of coronavirus ("COVID-19") outbreak as a pandemic. The COVID-19 pandemic has adversely affected the global and U.S. economics and has caused significant disruption throughout the financial markets. While the Company expects the impacts of COVID-19 to have a potentially adverse effect on the Company's business, financial condition and results of operations, including delays in investment banking transactions and the unknown impact on the Company's institutional customer base, the Company is not able to predict the full extent of the impact on its future business. As discussed in Note 14, the Company received a Paycheck Protection Program loan which has helped to alleviate the impact of COVID-19. Should the impacts of COVID-19 continue over an extended period, the Company's plan to alleviate the potential continued impacts would include reducing payroll and other costs such as technology and market data costs as well a reduction in transaction costs. As a result, the Company believes it will be able to continue its operations into the future.

2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with Pershing LLC to satisfy the requirement under its clearing agreement. This entire deposit is held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents as of December 31, 2020:

December 31,		**2020**
Cash held at Pershing, LLC, including money market of $720,579	$	9,209,324
Cash in banks		12,333,805
Cash in bank held in segregated account for exclusive benefit of customers – restricted		158,493
Clearing cash deposit held at Pershing, LLC – restricted		250,006
Total	$	21,951,628

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2020 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

	Fair Value Hierarchy			
Investments	Level 1	Level 2	Level 3	Total
Assets				
Common and preferred stocks and warrants	$ 39,822	$ -	$ 1,809,060	$ 1,848,882
Corporate bonds	-	-	4,842	4,842
Limited liability company measured at NAV*	-	-	-	71,466
Total	$ 39,822	$ -	$ 1,813,902	$ 1,925,190

**Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. This amount is included in the table so fair value of the investments listed in the Statement of Financial Condition is reconciled.*

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2020:

	Common and Preferred Stocks and Warrants	Corporate Bonds	Total
Beginning balance as of January 1, 2020	$ 30,000	$ 4,598	$ 34,598
Unrealized gains (losses), net	27,275	244	27,519
Purchases (sales), net	1,751,785	-	1,751,785
Ending balance as of December 31, 2020	$ 1,809,060	$ 4,842	$ 1,813,902

During the year there were no transfers from Level 1 or Level 2 to Level 3. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

As of December 31, 2020, the Company had the following investment in an entity that calculates net asset value per share:

December 31, 2020

Description	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Long /Short Hedge Fund (a)	$ 71,466	$ -	Annually	90 days

    (a) This class includes an investment in a hedge fund that targets special situation, deep-value investments in both long and short positions throughout the capital structure. Management of the hedge fund has the ability to shift investments through the capital structure, from small to large capitalization companies in all industries, and from a net long position to a net short position. The fair values of the investments in this class have been estimated using the net asset value of the investment.

Level 3 Valuation Techniques

The following table summarizes the Company's Level 3 fair value valuation techniques as of December 31, 2020:

Assets (at fair value)	Fair value at December 31, 2020	Valuation technique	Unobservable Inputs
Common and preferred stocks and warrants	$ 1,809,060	Indication pricing from 3rd party services, cost method and future value based on corporate announcements.	Discount for lack of marketability
Corporate bonds	4,842	Indication pricing from 3rd party services, corporate actions and cost method.	Lack of marketability.
Total Level 3	$ 1,813,902		

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. Unrealized gains or losses on these derivative contracts are recognized as a component of investment and principal transactions. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

5. Equipment, Furniture, Leasehold Improvements and Software

Equipment, furniture, leasehold improvements and software have the following useful lives and are composed of the following at December 31, 2020:

	Useful life	2020
Computer hardware and software	3-5 years	$ 4,430,587
Leasehold improvements	Lease term	5,701,277
Furniture and fixtures	7 years	1,082,093
Office equipment	5 years	311,565
Total		11,525,522
Less accumulated depreciation and amortization		7,475,326
		$ 4,050,196

6.   Subordinated Borrowings

Imperial Capital, LLC entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) which was amended on March 11, 2020 that provides for borrowings under a line of credit of up to $17,500,000 through March 11, 2021. In March 2021, the Company's subordinated borrowings was amended and extended until March 11, 2022. The note bears interest at prime plus 25 basis points and payments on the unused line of credit are made monthly at a rate of 0.25%. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2020, no amounts were outstanding under the Subordinated Debt Facility.

7.   Leases

All of the Company's existing lease arrangements are operating leases. The Company records an operating lease ROU asset and corresponding operating lease liabilities on its balance sheet, representing an obligation to make lease payments for operating leases, measured on a discounted basis. The Company measures its ROU assets and lease liabilities at the present value of future lease payments using the incremental borrowing rate as the discount rate. The incremental borrowing rate ranged from 2.29% to 6.15% that varies depending on the office location, and the weighted average discount rate is 5.34% at December 31, 2020. The Company elects to not separate lease components and non-lease components.

As of December 31, 2020, ROU assets totaling $16.7 million consists of six operating leases for office space. These operating leases may include optional renewal periods and the Company has concluded that operating lease extensions will not be exercised.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The operating leases include fixed and variable rental payments. Variable payments increase over time at pre-determined dates based on various factors as defined in the operating leases.

Future minimum rental payments due under the operating leases at December 31, 2020 are as follows.

Years ending December 31,	*Amount*
2021	$ 4,407,494
2022	4,357,779
2023	4,232,745
2024	4,303,093
2025	2,316,488
2026 and thereafter	3,672,805
Total minimum operating lease payments	23,290,404
Less imputed interest	3,605,388
Operating lease liability	$ 19,685,016

As of December 31, 2020, the weighted-average remaining lease term for all operating leases is 4.3 years which expire through October 2027.

For the year ended December 31, 2020, operating lease liabilities and right of use assets were increased for new non-cash leases by $153,409.

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $3.0 million. As of December 31, 2020, there have been no amounts drawn under the letters of credit.

8. Commitments and Contingencies

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no known contingent liabilities associated with these indemnification agreements as of December 31, 2020.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2020, there were no amounts to be indemnified to the Clearing Broker for these accounts.

9. Transactions with Affiliates

The Company has income and expense transactions with employees and certain affiliates. Included in the Statement of Financial Condition are the following related party transactions:

Statement of Financial Condition

Receivables from Affiliates	$	135,926
Payables to Affiliates	$	391,248

The Company provides services to affiliates and other related parties. Such service reimbursements or payables are included in the Statement of Financial Condition as indicated in the table above.

10. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $19,500. For participants age 50 and above, the contribution limit for additional catch-up contributions was $6,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

11. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2020, the Company had net capital of $8,353,213 which was $8,102,132 in excess of the required net capital.

The Company follows SEC guidance, "Treatment of Operating Leases under Rule 15c3-1" when transitioning to the new leasing standard. Accordingly, the Company adopts the following accounting policy for computing net capital:
- When computing net capital, the Company cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same operating lease; and the amount of the asset as to each lease may not exceed the liability on the balance sheet arising from that lease.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

13.   SEC Rule 15c3-3

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

14.   Loan Payable Under the Paycheck Protection Program

On April 20, 2020, the Company received a PPP Loan from City National Bank, as lender, pursuant to the CARES Act, as administered by the SBA in the amount of $3,764,500. The PPP Loan, in the form of a promissory note, matures on April 20, 2022. No additional collateral or guarantees were provided by the Company for the PPP Loan. The PPP Loan provides for customary events of default. Under the CARES Act, loan forgiveness may be available for the sum of documented payroll costs, rent payments, mortgage interest and covered utilities during the 24-week period beginning on the date of loan disbursement. The amount of loan forgiveness will be reduced if recipients terminate employees or reduce salaries during the covered period. The Company will be required to repay any portion of the outstanding principal that is not forgiven, along with accrued interest, and it cannot provide any assurance that it will be eligible for loan forgiveness, or that any amount of the PPP Loan will ultimately be forgiven by the SBA. All aspects of the PPP Loan are subject to review by the SBA, including without limitation, the Company's eligibility for and the size of the loan.   The review procedures have not been made public. The Company cannot predict the outcome of that review nor be assured that all or any part of the PPP Loan will be forgiven. To the extent that all or part of the PPP Loan is not forgiven, the Company will be required to make payments, including interest accruing at an annual interest rate of 1.0%, beginning on the date of disbursement. On February 2, 2021, the Company submitted its forgiveness application and is currently under SBA review.

15.   Subsequent Events

Management has evaluated subsequent events through March 31, 2021, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's financial statements.